UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                      to
Commission File Number 0-7617
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)
UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)
14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Item 4. FINANCIAL STATEMENTS AND EXHIBITS
a) The following Plan financial statements, schedules and reports are attached hereto:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the Years Ended

December 31, 2009 and 2008

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009
b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm
The Deferred Salary Savings Plan Committee
The Board of Directors
Univest Corporation of Pennsylvania:
We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 25, 2010

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Net Assets Available for Benefits

	At December 31,
	2009	2008
Assets:
Investments, at fair value	$21,887,765	$18,611,343
Contributions receivable	37,308	42,584
Interest and dividends receivable	40,150	40,347
Excess contribution receivable	747	—

Total assets	21,965,970	18,694,274

Liabilities:
Excess contribution payable	319	—

Net assets available for benefits	$21,965,651	$18,694,274

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2009	2008
Additions (reductions):
Investment income (loss):
Interest and other	$243	$824
Dividends	192,242	207,503
Net appreciation (depreciation) in fair value of investments	1,241,028	(3,529,106)

Total investment income (loss)	1,433,513	(3,320,779)

Contributions:
Employer	534,767	495,906
Participants	1,467,125	1,386,904
Rollovers	547,734	210,976

Total contributions	2,549,626	2,093,786

Total additions (reductions)	3,983,139	(1,226,993)

Deductions:
Benefits paid directly to participants	711,762	1,704,574

Total deductions	711,762	1,704,574

Net increase (decrease) in net assets available for benefits	3,271,377	(2,931,567)

Net assets available for benefits:
Beginning of year	18,694,274	21,625,841

End of year	$21,965,651	$18,694,274

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Description of Plan
The following brief description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a deferred salary savings plan established June 23, 1982 and restated effective January 1, 2008, covering all employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Deferred Salary Savings Plan Committee appointed by the board of directors of the Corporation. The trustees have appointed Univest National Bank and Trust Company (the Bank), a wholly owned subsidiary of the Corporation, as investment manager of the Plan.
(b)	Contributions
Participants may contribute a percentage of eligible compensation up to the Internal Revenue Code (IRC) maximum allowable limit for 2009 of $16,500 if under age 50 and $22,000 if over age 50. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions under the plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s board of directors. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
(c)	Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in the Corporation’s common stock, registered investment companies and guaranteed interest accounts.
(d)	Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Employer’s contribution, (b) Plan earnings (losses), and (c) an allocation of forfeitures of terminated participants’ nonvested accounts attributable to the Employer’s matching and discretionary contributions. Allocations are based on participant contributions or account balances, as defined in the Plan document.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(e)	Vesting
Participants are considered fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period.
(f)	Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence not later than the year in which a participant attains age 70 1/2.
(g)	Participant Loans
Loans to participants from the Plan are not permitted.
(h)	Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
(i)	Forfeited Accounts
At December 31, 2009 and 2008, forfeited nonvested accounts that were unallocated to participants totaled $2,315 and $7,048, respectively. These amounts will be used to reduce future employer contributions. During 2009 and 2008, the Corporation used forfeited amounts to reduce employer contributions by $13,028 and $10,477, respectively.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(2)	Summary of Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
(b)	Investment Valuation and Income Recognition
Investments are stated at fair value. The underlying securities in each registered investment company are listed on national securities exchanges and valued on the basis of year-end closing prices; securities traded in the over-the-counter market are valued at the closing price on the last business day of the year; and guaranteed interest accounts are valued at cost plus accrued interest which approximates fair value. Gain or loss on securities sold is based on average cost. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(c)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(d)	Expenses
The Corporation pays the costs of trust and other administrative services.
(e)	Payment of Benefits
Benefit payments to participants are recorded when paid.
(f)	Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standard Codification Update for improving disclosures about fair value measurements. This update requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. It also clarifies that companies should provide fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the statement of financial position, if necessary. In addition, the update clarifies that companies are required to provide disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by this update are effective for fiscal years beginning after December 31, 2009 or the year ending December 31, 2010 for the Plan. This update also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of this update is effective for fiscal years beginning after December 15, 2010 or the year ending December 31, 2011 for the Plan. The adoption of this update is not expected to materially impact the Plan’s fair value measurement disclosures.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
In September 2009, the FASB issued an Accounting Standard Codification Update for fair value measurements and disclosures related to investments in certain entities that calculate net asset value per share or its equivalent. The update permits, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of this update as of the reporting entity’s measurement date. The update also requires disclosures by major category of investment about the attributes of investments within the scope of the update. The update is effective for annual periods ending after December 15, 2009. The adoption of this update did not have a material impact on the Plan’s financial statements as of December 31, 2009.
In June 2009, the FASB issued the Accounting Standards Codification (the ASC or the Codification) establishing the Codification as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification did not change current GAAP, but was intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, all existing accounting standard documents were superseded and all other accounting literature not included in the Codification was considered nonauthoritative, other than guidance issued by the SEC. The Codification was effective for annual reporting periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Plan’s financial statements as of December 31, 2009.
In April 2009, the FASB issued standards for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. The standards were effective prospectively for annual reporting periods ending after June 15, 2009. The application of the provisions of these standards did not have a material impact on the Plan’s financial statements as of December 31, 2009.
(3)	Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2009 and 2008 are indicated below. The December 31, 2009 balances reported for the Federated Total Return Bond Fund and John Hancock Money Market Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2009 but were shown for comparative purposes.

	At December 31,
	2009	2008
Univest Corporation of Pennsylvania common stock	$3,151,894	$5,682,352
Federated Total Return Bond Fund	1,097,643	1,101,829
John Hancock Money Market Fund	913,883	1,228,163
John Hancock Lifestyle Balanced Fund	3,067,598	2,148,231
John Hancock Lifestyle Growth Fund	2,903,642	2,078,060

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
For the years ended December 31, 2009 and 2008, the Plan’s investments, including investments purchased and sold, as well as held during the year appreciated (depreciated) in fair value as follows:

	For the Years Ended December 31,
	2009	2008
Univest Corporation of Pennsylvania common stock	$(2,577,445)	$1,950,104
Shares of registered investment companies	3,816,314	(5,479,460)
John Hancock guaranteed interest accounts	2,159	250

	$1,241,028	$(3,529,106)

(4)	Fair Value Disclosure
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Plan determines the fair value of its financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions that the market participants would use in pricing the asset or liability based on the best information available in the circumstances. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement.
•
Level 1—Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2—Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•
Level 3—Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash-flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
The Federated Total Return Bond Fund is a registered investment company which is valued at the net asset value (NAV) of shares on a market exchange as of the close of business at year end. The Plan had $17,419,128 and $11,801,668 of investments in shares of registered investment companies held through sub-accounts of a separate account of an insurance company at December 31, 2009 and 2008, respectively. The Plan has concluded that the NAV as adjusted (for mutual fund dividends, mutual fund splits and administrative maintenance charges and other items) and reported by the insurance company approximates fair value of the investments. The investments are redeemable at the adjusted NAV under agreements with the insurance company. However, it is possible that the redemptions rights may be restricted or eliminated in the future. Due to the nature of the investments, changes in the market conditions, liquidity requirements, and the economic environment may significantly affect the NAV of the registered investment companies and, consequently, the fair value of the Plan’s investments. The following are the major categories that comprise the investments in shares of the registered investment companies and the fair values as of December 31, 2009:

Conservative (a)	$913,883
Income (b)	2,459,588
Growth and income (c)	4,512,294
Growth (d)	6,248,233
Aggressive growth (e)	2,753,924
Lifecycle (f)	531,207

Total John Hancock registered investment companies	$17,419,129

a)
Conservative — the safety of principal is the primary objective and may have a secondary objective of income from exposure to short-term securities or certain types of fixed contracts and money markets.

b)
Income — a high level of current income is sought by broadly investing in fixed income securities through various sectors of the bond market and gaining exposure to various types of credit and interest rate risk.

c)	Growth and Income — seeks a balance between a high level of income and the growth of capital, with a higher degree of emphasis on growth from exposure to various equity allocations.

d)
Growth — pursues capital appreciation foremost by investing in equity securities across domestic and international markets, and across certain market capitalizations; may be exposed to all market risks.

e)
Aggressive Growth — rapid growth and appreciation are the key objectives by utilizing domestic, international or emerging country equity markets and market capitalizations, including heavier concentrations or through riskier techniques than core growth strategies.

f)
Lifecycle — model portfolios designed to provide a balance of growth, income and capital conservation through a mix of equity and fixed income exposures based on a participant’s age and projected retirement date, adjusting asset allocations and associated risk levels with the objective of becoming more conservative as the target date approaches.

Guaranteed interest accounts are valued at cost plus accrued interest. Interest rates range from 0.15% to 1.40% at December 31, 2009 and from 2.40% to 3.45% at December 31, 2008.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The methods described previously may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the end of the reporting date.
The following table presents the fair value of the Plan’s investments as of December 31, 2009 and 2008, classified using the fair value hierarchy:

	Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments:
Cash — money market account	$170,081	$—	$—	$170,081
Univest Corporation of Pennsylvania common stock	3,151,894	—	—	3,151,894
Federated Total Return Bond Fund	1,097,643	—	—	1,097,643
Shares of registered investment companies	—	17,419,129	—	17,419,129
John Hancock guaranteed interest accounts	—	—	49,018	49,018

Total investments	$4,419,618	$17,419,129	$49,018	$21,887,765

	Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3	Total

Investments:
Cash — money market account	$8,223	$—	$—	$8,223
Univest Corporation of Pennsylvania common stock	5,682,352	—	—	5,682,352
Federated Total Return Bond Fund	1,101,829	—	—	1,101,829
Shares of registered investment companies	—	11,801,668	—	11,801,668
John Hancock guaranteed interest accounts	—	—	17,271	17,271

Total investments	$6,792,404	$11,801,668	$17,271	$18,611,343

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The following tables provide a reconciliation of the beginning and ending balances for measurements in hierarchy Level 3 at December 31, 2009 and 2008:

			Unrealized
			Gains relating
	Balance at	Total	to Instruments			Balance at
	December 31,	Realized	still held at the			December 31,
	2008	Gains	Reporting Date	Purchases	Sales	2009
John Hancock guaranteed interest accounts	$17,271	$676	$1,483	$41,295	$(11,707)	$49,018

Total Level 3 assets	$17,271	$676	$1,483	$41,295	$(11,707)	$49,018

			Unrealized
			Gains relating
	Balance at	Total	to Instruments			Balance at
	December 31,	Realized	still held at the			December 31,
	2007	Gains	Reporting Date	Purchases	Sales	2008
John Hancock guaranteed interest accounts	$462	$112	$138	$16,559	$—	$17,271

Total Level 3 assets	$462	$112	$138	$16,559	$—	$17,271

(5)	Parties-in-Interest Transactions
At December 31, 2009 and 2008, the Plan had interest-bearing deposits with the Bank of $170,081 and $8,223 respectively. In addition, the Plan holds common stock of the Corporation. At December 31, 2009 and 2008, the Plan held 179,800 and 176,800 shares, respectively of the Corporation’s common stock and the fair value of this common stock was $3,151,894 and $5,682,352, respectively.
The Bank, a subsidiary of the Corporation, is the custodian of the Plan’s investments in the common stock of the Corporation and the Federated Total Return Bond Fund.
(6)	Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 15, 2009, stating that the Plan and related trust is qualified under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.
(7)	Risks and Uncertainties
The Plan has holdings in various investments including common stock of the Corporation, registered investment companies, and guaranteed accounts sponsored by an insurance company. These investments are exposed to various risks such as interest rate risk, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental
Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower,	Description of investment, including maturity date,			Current
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Value

* Univest Corporation of Pennsylvania:
*Univest National Bank and Trust Company Cash — Money Market Account			**	$170,081
*Univest Corporation of Pennsylvania Common Stock	179,800	shares of common stock	**	3,151,894
*Federated Total Return Bond Fund	100,979	units of registered investment companies	**	1,097,643

John Hancock Registered Investment Companies:
John Hancock Trust Money Market Fund	69,910	units of registered investment companies	**	913,883
John Hancock Lifecycle 2010	112	units of registered investment companies	**	1,136
John Hancock Lifecycle 2015	474	units of registered investment companies	**	4,688
John Hancock Lifecycle 2020	18,362	units of registered investment companies	**	178,386
John Hancock Lifecycle 2025	10,947	units of registered investment companies	**	103,341
John Hancock Lifecycle 2030	9,387	units of registered investment companies	**	87,215
John Hancock Lifecycle 2035	8,732	units of registered investment companies	**	81,577
John Hancock Lifecycle 2040	4,839	units of registered investment companies	**	45,169
John Hancock Lifecycle 2045	3,184	units of registered investment companies	**	29,694
John Hancock Lifestyle Conservative	1,557	units of registered investment companies	**	281,975
John Hancock Lifestyle Moderate	5,877	units of registered investment companies	**	944,335
John Hancock Lifestyle Balanced	15,175	units of registered investment companies	**	3,067,598
John Hancock Lifestyle Growth	10,352	units of registered investment companies	**	2,903,642
John Hancock Lifestyle Aggressive	1,725	units of registered investment companies	**	494,013
John Hancock Strategic Income	12,406	units of registered investment companies	**	119,662
John Hancock T. Rowe Price Spectrum Income	4,641	units of registered investment companies	**	135,780
John Hancock LM Partners Global High Yield	1,640	units of registered investment companies	**	46,460
John Hancock PIMCO Real Return	4,649	units of registered investment companies	**	75,369
John Hancock PIMCO Global Bond	5,973	units of registered investment companies	**	89,542
John Hancock PIMCO Total Return	28,260	units of registered investment companies	**	569,843
John Hancock Short-Term Federal	3,748	units of registered investment companies	**	74,542
John Hancock PIMCO All Asset	2,332	units of registered investment companies	**	38,991
John Hancock American Balanced Fund	6,421	units of registered investment companies	**	133,248
John Hancock Investment Company of America	919	units of registered investment companies	**	31,635
John Hancock BlackRock Global Allocation	2,049	units of registered investment companies	**	39,106
John Hancock Washington Mutual Investors	2,974	units of registered investment companies	**	94,966
John Hancock Mutual Beacon	3,015	units of registered investment companies	**	296,500
John Hancock Value Index Fund	2,375	units of registered investment companies	**	47,488
John Hancock T. Rowe Price Equity Income	8,458	units of registered investment companies	**	280,763
John Hancock Davis New York Venture	8,137	units of registered investment companies	**	210,275
John Hancock Mutual Global Discovery	9,465	units of registered investment companies	**	591,408
John Hancock The Growth Fund of America	31,456	units of registered investment companies	**	972,521
John Hancock Jennison Growth	186	units of registered investment companies	**	3,354
John Hancock Templeton World	208	units of registered investment companies	**	6,979
John Hancock BlackRock Large Value	3,869	units of registered investment companies	**	63,552
John Hancock MFS Utilities	15,185	units of registered investment companies	**	288,703
John Hancock Oppenheimer Global	234	units of registered investment companies	**	8,556
John Hancock RiverSource Mid Cap Value	7,977	units of registered investment companies	**	67,447
John Hancock Columbia Value & Restructuring	7,959	units of registered investment companies	**	376,368
John Hancock Mid-Cap Value Index Fund	86	units of registered investment companies	**	1,574
John Hancock EuroPacific Growth Fund	5,013	units of registered investment companies	**	258,805
John Hancock T. Rowe Price Health Sciences	1,983	units of registered investment companies	**	62,494
John Hancock Legg Partners Aggressive Growth	251	units of registered investment companies	**	10,056
John Hancock Franklin Small-Mid Growth	14	units of registered investment companies	**	534

Supplemental
Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower,	Description of investment, including maturity date,			Current
lessor or similar party	rate of interest, collateral, par, or maturity value		Cost	Value

John Hancock AIM Small Cap Growth	5,683	units of registered investment companies	**	112,354
John Hancock Bridgeway Ultra-Small Company	488	units of registered investment companies	**	6,965
John Hancock American Century Vista	8,262	units of registered investment companies	**	254,322
John Hancock Davis Financial	329	units of registered investment companies	**	12,983
John Hancock Small Cap Growth Index	2,414	units of registered investment companies	**	40,782
John Hancock DFA U.S. Small Cap Fund	22,151	units of registered investment companies	**	417,387
John Hancock Small Cap Value Index	78	units of registered investment companies	**	1,095
John Hancock DFA International Value	2,597	units of registered investment companies	**	49,769
John Hancock T. Rowe Price Science & Technology	1,160	units of registered investment companies	**	44,413
John Hancock Oppenheimer Developing Markets	2,815	units of registered investment companies	**	150,877
John Hancock Energy	4,637	units of registered investment companies	**	380,659
John Hancock Royce Opportunity	3,576	units of registered investment companies	**	53,281
John Hancock International Growth	478	units of registered investment companies	**	9,983
John Hancock DFA Emerging Markets Value	4,514	units of registered investment companies	**	185,413
John Hancock Mid-Cap Growth Index Fund	115	units of registered investment companies	**	2,178
John Hancock Investment Qual Bond Fund	5,534	units of registered investment companies	**	116,334
John Hancock Total Bond Market Fund	377	units of registered investment companies	**	5,747
John Hancock 500 Index Fund	390	units of registered investment companies	**	245,043
John Hancock Optimized Value Fund	46	units of registered investment companies	**	3,649
John Hancock Large Cap Fund	1,798	units of registered investment companies	**	23,033
John Hancock All Cap Value Fund	1,100	units of registered investment companies	**	18,521
John Hancock Capital Appreciation Fund	555	units of registered investment companies	**	5,663
John Hancock Total Stock Market Index Fund	9,997	units of registered investment companies	**	118,593
John Hancock Blue Chip Growth Fund	5,575	units of registered investment companies	**	121,271
John Hancock Mid Cap Index Fund	13,440	units of registered investment companies	**	268,720
John Hancock Mid Value Fund	10,264	units of registered investment companies	**	148,634
John Hancock Optimized All Cap Fund	2,326	units of registered investment companies	**	39,389
John Hancock Small Cap Opportunities Fund	15	units of registered investment companies	**	271
John Hancock Small Cap Value Fund	1,248	units of registered investment companies	**	28,983
John Hancock Real Estate Securities Fund	5,552	units of registered investment companies	**	214,084
John Hancock All Cap Growth Fund	120	units of registered investment companies	**	1,907
John Hancock Small Cap Growth Fund	110	units of registered investment companies	**	1,205
John Hancock International Equity Index Fund	6,424	units of registered investment companies	**	95,716
John Hancock Mid Cap Stock Fund	216	units of registered investment companies	**	3,571
John Hancock International Value Fund	2,784	units of registered investment companies	**	54,457
John Hancock Small Cap Index Fund	1,123	units of registered investment companies	**	17,990
John Hancock Science & Technology Fund	321	units of registered investment companies	**	5,219
John Hancock International Opportunities Fund	1,503	units of registered investment companies	**	23,630
John Hancock International Small Cap Fund	71	units of registered investment companies	**	1,865
Total John Hancock Registered Investments Companies			**	17,419,129

John Hancock Guaranteed Interest Account — 3 Year		3 year term maturing on 12/31/2009 with a stated rate of 0.15%	**	491
John Hancock Guaranteed Interest Account — 3 Year		3 year term maturing on 12/31/2010 with a stated rate of 0.15%	**	280
John Hancock Guaranteed Interest Account — 3 Year		3 year term maturing on 12/31/2011 with a stated rate of 0.15%	**	42,290
John Hancock Guaranteed Interest Account — 5 Year		5 year term maturing on 12/31/2012 with a stated rate of 0.80%	**	1

Supplemental
Schedule
UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower,	Description of investment, including maturity date,		Current
lessor or similar party	rate of interest, collateral, par, or maturity value	Cost	Value

John Hancock Guaranteed Interest Account — 10 Year	10 year term maturing on 12/31/2017 with a stated rate of 1.40%	**	5,954
John Hancock Guaranteed Interest Account — 10 Year	10 year term maturing on 12/31/2018 with a stated rate of 1.40%	**	2

Total John Hancock Guaranteed Interest Accounts		**	49,018

Total John Hancock Investments		**	17,468,146

Total Investments		**	$21,887,765

*	Indicates party in interest to the Plan

**	Cost is not required for participant-directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania Deferred Salary Savings Plan (Name of Plan) DEFERRED SALARY SAVINGS PLAN COMMITTEE
By:	/s/ William S. Aichele
William S. Aichele, Trustee

June 25, 2010

EXHIBIT INDEX

Exhibit No.	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm